

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 26, 2013

<u>Via E-mail</u>
Mr. Rodney Bingham
President and Chief Executive Officer
Thermon Group Holdings, Inc.
100 Thermon Drive
San Marcos, Texas 78666

> **Re: Thermon Group Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2012**
> **Filed June 8, 2012**
> **File No. 1-35159**

Dear Mr. Bingham:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Kevin L. Vaughn

                                        Kevin L. Vaughn
                                        Accounting Branch Chief